BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003


03045423

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

SUPPL

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since September 19, 2003:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended August 31, 2003 with relevant Quarterly report on BC Form 51-901F

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,


PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

BERUSCHI & COMPANY



PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

COPY

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF ____________, 20____

BY: ______________________

Dear Sirs:

Re: Pacific Topaz Resources Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since September 19, 2003:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended August 31, 2003 with relevant Quarterly report on BC Form 51-901F

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:  ______________________

GWEN WEGNER
Paralegal

Enclosures

82-1285

03 DEC 30 7:21



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Pacific Topaz Resources Ltd	**August 31, 2003**	**2003/10/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/10/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"James Boyce"	James Boyce	2003/10/30

PACIFIC TOPAZ RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2003

(Unaudited-Prepared by Management)

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
August 31, 2003, and November 30, 2002

ASSETS	(Unaudited) August 31, 2003	(Audited) November 30, 2002
Current		
Cash	$ 7,080	$ 718
Accounts receivable	1,650	12,592
Prepaid expenses	1,443	171
	10,173	13,481
Capital assets – Note 3	11,321	14,594
Resource properties – Note 4	182,968	180,255
	$ 204,462	$ 208,330
LIABILITIES		
Current		
Accounts payable	$ 557,270	$ 426,369
Due to related parties – Note 6	15,175	17,000
Note payable	59,920	59,920
	632,365	503,289
Long-term debt	175,000	175,000
	807,365	678,289
SHAREHOLDERS' DEFICIENCY		
Share capital - Note 5	3,357,311	3,357,311
Deficit	(3,960,214)	(3,827,270)
	(602,903)	(469,959)
	$ 204,462	$ 208,330

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director *"James Boyce"*, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended August 31, 2003 and 2002
(Unaudited- Prepared by Management)

	Three months ended August 31, 2003	Three months ended August 31, 2002	Nine months ended August 31, 2003	Nine months ended August 31, 2002
Administrative expenses				
Amortization	$ 1,094	$ 1,564	$ 3,272	$ 4,691
Automobile	1,882	-	5,039	2,403
Bank charges and interest	21,544	9,739	50,037	24,291
Filing fees	886	-	2,119	3,279
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	2,934	3,873	4,151	4,763
Professional fees	5,707	10,867	15,694	17,927
Rent	9,000	9,000	27,000	27,000
Transfer agent fees	632	538	2,069	1,865
Travel and promotion	(81)	655	1,276	1,127
Net loss before other item	51,098	43,736	133,157	109,846
Other item				
Interest income	213	1	213	5
Net loss for the period	50,885	43,735	132,944	109,841
Deficit, beginning of the period	3,909,329	3,516,807	3,827,270	3,450,701
Deficit, end of the period	$ 3,960,214	$ 3,560,542	$ 3,960,214	$ 3,560,542
Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended August 31, 2003 and 2002
(Unaudited-Prepared by Management)

	Three months ended August 31, 2003	Three months ended August 31, 2002	Nine months ended August 31, 2003	Nine months ended August 31, 2002
Operating Activities				
Net loss for the period	$ (50,885)	$ (43,735)	$(132,944)	$(109,841)
Add items not affecting cash:				
Amortization	1,094	1,564	3,272	4,691
	(49,791)	(42,171)	(129,672)	(105,150)
Changes in non-cash working capital items related to operations:				
Accounts receivable	18,734	7,765	10,942	4,449
Prepaid expenses	1,761	-	(1,272)	-
Accounts payable	42,347	33,578	130,902	96,394
Note payable	-	752	-	2,242
Due to related parties	(6,057)	-	(1,825)	-
	6,994	(76)	9,075	(2,065)
Investing Activities				
Increase in resource property	-	-	(2,713)	(5,255)
Increase (decrease) in cash during the period	6,994	(76)	6,362	(7,320)
Cash, beginning of period	86	3,539	718	10,783
Cash, end of period	$ 7,080	$ 3,463	$ 7,080	$ 3,463
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Unaudited-Prepared by Management)

Note 1 Nature and Continuance of Operations

The company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $622,192 as at August 31, 2003. Its ability to continue as a going concern is dependent upon the ability of the company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Interim Financial Statements

The interim financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These interim consolidated financial statements include the accounts of the company and its wholly owned subsidiary, 603487 B.C. Ltd. and wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Unaudited-Prepared by Management)

Note 2 Summary of Significant Accounting Policies - (cont'd)

(c) Resource Properties

The acquisitions of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties are evaluated each period to determine if a write-down is required or are written-off in the year of abandonment.

(d) Deferred Exploration Costs

The company capitalizes all exploration costs that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration costs relative to non-productive resource properties are evaluated each year to determine if a write-down is required or are written off in the year of abandonment. Otherwise, the exploration costs are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

(e) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.

It is suggested that these Interim Consolidated Financial Statements be read in conjunction with the Company's annual November 30, 2002 audited financial statements.

Note 3 Capital Assets

	August 31, 2003			August 31, 2002
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 23,139	$ 11,028	$ 15,755
Computer equipment	1,247	954	293	402
	$ 35,414	$ 24,093	$ 11,321	$ 16,157

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Unaudited-Prepared by Management)

Note 4 Resource Properties

Acquisition Costs	Acquisition Consideration	August 31, 2003	2002
Nugget Queen claim group	Cash	$ 175,000	$ 175,000
Bo Lake claim group	Cash	-	25,000
	Shares	-	40,000
		175,000	240,000
Deferred Exploration Costs			
Bo Lake claims group		-	98,510
Nugget Queen claim group		7,968	5,255
		7,968	103,765
		$ 182,968	$ 343,765

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Unaudited-Prepared by Management)

Note 4 Resource Properties – (cont'd)

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the Company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. The target minerals are platinum/palladium. Due to exploration results and low palladium prices the Company abandoned the mineral claims and incurred a write-down of $163,510 during the year ended November 30, 2002.

Note 5 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:	Number	$
Balance, November 30, 2001, November 30, 2002 and August 31, 2003	7,481,413	3,357,311

(c) Escrow

At August 31, 2003, the company's transfer agent holds 87,499 common shares in escrow. The release of these shares is subject to regulatory approval.

Note 6 Related Party Transactions

At August 31, 2003, accounts payable include $4,693 (2002: $7,292) owing to the directors of the company or companies with a common director.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B and C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**August 31, 2003**	**2003/10/30**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	**RAYMOND ROLAND**	**2003/10/30**
"James Boyce"	**JAMES BOYCE**	**2003/10/30**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2003

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

   General and administrative expenses
   - See consolidated financial statements attached

   Acquisition and deferred exploration costs

	Nugget Queen Claims
Balance, November 30, 2002	$ 180,255
Deferred exploration costs:	
Geological consulting	2,455
Assessment fees	258
	958
Balance, August 31, 2003	$ 182,968

2. Related party transactions:
   - See Note 6 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

   a) Common shares issued during the period: Nil

   b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class
      - See Note 5 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 5 to the consolidated financial statements

4. Summary of securities as at the end of the reporting period: - (Cont'd)

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      – See Note 5 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – See Note 5 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
   James Boyce, Director
   Neil Palmer, Secretary and Director
   John Rizzuti, Director
   Raymond Roland, Director

Schedule C Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2003

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz Resources Ltd. ("Pacific Topaz") is a venture capital company with a mineral exploration business. Pacific Topaz is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of Pacific Topaz's mineral property interests are in the exploration stage and there is no current operating income or cash flow. Pacific Topaz relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

Pacific Topaz also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

Pacific Topaz incurred a net loss of $132,944 for the period ended August 31, 2003 as compared to a loss of $109,841 for the comparative period ending August 31, 2002. The increase in expenses from the comparative period was due mainly to increases in office, administrative expenses, professional fees and costs associated with review of business opportunities.

RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

Pacific Topaz may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Queen Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein hosted gold deposits. Pacific Topaz continues to explore this property for gold and silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Pacific Topaz during the period.

OUTLOOK

Pacific Topaz plans to increase exploration activity at the Queen Nugget Gold/Silver Property.

ll(

82-1285

03 OCT 30 AM 7:21

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

October 22, 2003

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. announces that effective October 16, 2003 the listing of its shares has been transferred to the NEX board of the TSX Venture Exchange as a consequence of not meeting the Tier 2 Tier Maintenance Requirements. The NEX is the inactive board of the TSX Venture Exchange. The new trading symbol for the Company is PPZ.H.

PACIFIC TOPAZ RESOURCES LTD.

per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

October 30, 2003

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the nine-month period ended August 31, 2003 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $ 132,944 ($0.01 per share) for the period ended August 31, 2003, as compared to a loss of $ 109,841 ($0.01 per share) for the period ended August 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees, interest charges and costs associated with review of business opportunities.

PACIFIC TOPAZ RESOURCES LTD.

per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82- 1285

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 22, 2003

Item 3. **Press Release**

Press Release dated October 22, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the listing of its shares that been transferred to the NEX board of the TSX Venture Exchange for not meeting the Tier 2 Tier Maintenance Requirements.

Item 5. **Full Description of Material Change**

The Issuer announces that effective October 16, 2003 the listing of its shares has been transferred to the NEX board of the TSX Venture Exchange as a consequence of not meeting the Tier 2 Tier Maintenance Requirements. The NEX is the inactive board of the TSX Venture Exchange. The new trading symbol for the Issuer is PPZ.H.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of October, 2003.

"Raymond Roland"
Raymond Roland, Director

82-1285

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 30, 2003

Item 3. **Press Release**

Press Release dated October 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its interim financial statements and financial results for the nine-month period ended August 31, 2003.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the nine-month period ended August 31, 2003 have been filed. It incurred a net loss of $ 132,944 ($0.01 per share) for the period ended August 31, 2003, as compared to a loss of $ 109,841 ($0.01 per share) for the period ended August 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures, professional fees, interest charges and costs associated with review of business opportunities.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Dr. Marvin Palmer, President - (509) 783-6138.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of October, 2003.

"Raymond Roland"
Raymond Roland, Director